

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2018

Jeffrey Rutherford
Interim Chief Financial Officer
Diebold Nixdorf, Incorporated
5995 Mayfair Road
PO Box 3077
North Canton, OH 44720

> **Re: Diebold Nixdorf, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarterly Period Ended June 30, 2018**
> **Filed August 6, 2018**
> **File No. 001-04879**

Dear Mr. Rutherford:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services